April 16, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Bin Feng

Re:	Unitrend Entertainment Group Ltd Response to the Staff’s Comments on Amendment No.1 to Draft Registration Statement on Form F-1 Submitted March 14, 2024 CIK No. 0001997950

Dear Madam and Sirs:

Unitrend Entertainment Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 9, 2024 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 previously submitted on March 14, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Amendment No. 1”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 14, 2024

Summary of Our Challenges and Risks, page 6

1.	We note your new risk factor on page 37 entitled “Uncertainties with respect to the PRC legal system ... ” Please revise your summary risk factors to include a summary of such new risk factor here. Additionally, your response states that you have revised all cross- references to risk factors in this sub-section, and in the “Risks Related to Our Corporate Structure” sub-section, to specifically refer to the corresponding detailed individual risk factors, but your disclosure does not appear to include specific cross-references. Please revise each cross-reference to refer to the relevant individual detailed risk factor.

Response: In response to the Staff’s comments, we have revised the summary risk factors to include a summary of the new risk factor on page 7. Additionally, we have updated each of the summary risk factors to include specific cross-references to the corresponding detailed individual risk factors.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

2.	We note your response to comment 14, as well as your revised disclosure that “[a]part from the case that we inadvertently conclude that such permission or approval is not required, any change in the PRC laws and regulations may result in a material change . . .” We reissue the comment in part. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required. In this regard, your disclosure appears to carveout such scenario from your discussion of the consequences as opposed to address the consequences if you inadvertently conclude that such permissions or approvals are not required.

Response: In response to the Staff’s comments, we have revised the disclosure to address the consequences on page 8.

With respect to our advertisement placement line of business..., page 26

3.	You indicate that a relatively small number of clients account for a substantial percentage of your revenues, and any loss of your significant clients or the loss of significant advertisers by your agency clients, could have a material and adverse effect on your financial condition and results of operations. We also note that for the year ended December 31, 2022, you had three major customers accounting for 32.7%, 20.0%, and 17.3% of total sales, and two customers who accounted for 65.9% and 21.7% of the outstanding accounts receivable. To the extent you are dependent on any major customer or your relationship with such major customer is material to your financial condition and results of operations, please identify the customer(s) and the nature of your relationship with such customer(s). Please also file any agreements with such customers as exhibits to the registration statement, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised the disclosure on page 27 to independently identify the concentration risks related to the advertisement placement line of business and the television program distribution line of business. Given that the television program distribution line of business constitutes a significant portion of our revenue, we have included specific disclosure regarding the customers that account for a major portion of our revenue and accounts receivable. Additionally, we are filing a form of distribution agreement as exhibit 10.9 herein.

“The approval or record filing of the CSRC under the M&A Rules, CAC, or other PRC government authorities may be required . . . “, page 34

4.	We note your response to comment 17 that “we have revised the disclosure to clarify that CSRC approval under the M&A Rules is not required,” but that the “filing with CSRC under the Trial Measures is required for this offering.” While we note your response and your revised disclosure, we reissue the comment in-part. Please revise to ensure that your disclosure is consistent throughout the registration statement and also with your response. In this regard, you continue to disclose on page 36 that “since the Trial Measures were newly promulgated, its interpretation, application and enforcement remain unclear,” and “[i]f the filing procedure with the CSRC under the Trial Measures is required for this offering . . . , it is uncertain whether we could complete the filing procedure . . . .” As a further example, we note your disclosure that “[w]e submitted initial documents in connection with this offering and our listing on the Nasdaq Capital Market to the CSRC on January 22, 2024,” which appears inconsistent with your disclosure that “we are actively preparing our filing with the CSRC.”

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page and on pages 9, 36, and 37 to reflect that we submitted our initial documents to the CSRC on January 22, 2024.

“The dual-class structure of our share capital has the effect of concentrating voting power with the holders of Class B . . . “, page 46

5.	We note your response to comment 18, as well as your revised disclosure, and we reissue the comment in-part. Where you discuss “the holders of Class B ordinary shares” in connection with the anticipated control held by Mr. Bin Feng following this offering, please revise the references to such “holders” in all instances to clarify that Mr. Bin Feng is the applicable holder. In this regard, and as example only, we note that your risk factor heading as well as the second paragraph of the risk factor continue to refer to the “holders.”

Response: In response to the Staff’s comments, we have revised our disclosure to reflect that Mr. Bin Feng holds all of the issued and outstanding Class B ordinary shares, as stated on page 46 and 47. Related cross-references on the cover page and page 8 have also been updated accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

6.	We note your response to comment 21, as well as your revised disclosure. However, you continue to disclose on page 65 that “[o]ur most significant costs and cash expenditures relate to . . . investing in shows for which we also secure distribution rights,” and that, “when we co-invest in a show, we generally have less control over the investment and production processes, than when we are lead investor in a show.” Please revise to ensure consistency and reconcile with your revised disclosure on page 23 that, “[e]xcept for the self-produced content “The Good Days,” we do not participate in the production process nor invest in the productions of contents.” Additionally on page 23, we also note that your risk factor heading continues to highlight the risk that you “may be unable to recoup . . . investments in shows.”

Response: In response to the Staff’s comments, we have revised the disclosure on page 65. Additionally, we have updated the heading of the related risk factor on page 23.

7.	Please revise footnote (1) to state that you wrote off $242,705 of the third party loans during the year ended December 31, 2022 as the amount was deemed uncollectible.

Response: In response to the Staff’s comments, we have revised the disclosure on page F-24.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Amendment No. 2, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Bin Feng
Bin Feng

cc:	Fang Liu, esq.
VCL Law LLP

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